DUPLICATE

Number: BC0686829

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that RIPPLE LAKE DIAMONDS INC. changed its name to DEVONSHIRE RESOURCES LTD. on October 10, 2007 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 10, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada